EXHIBIT 12.1

NV ENERGY, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Six Months Ended June 30, 2008		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations
After Interest Charges	$(3,861)	$60,192	$208,887	$197,295	$279,792	$86,137	$30,842
Income Taxes	(1,821)	33,735	95,354	87,555	145,605	43,118	18,050
Income (Loss) From Continuing Operations
Before Income Taxes	(5,682)	93,927	304,241	284,850	425,397	129,255	48,892

Fixed Charges	182,767	158,674	335,868	310,876	336,024	319,654	324,969
Capitalized Interest (allowance for borrowed funds used during construction)	(12,168)	(19,240)	(29,527)	(25,967)	(17,119)	(24,691)	(8,587)
Preferred Stock Dividend Requirement	-	-	-	-	(3,602)	(6,000)	(6,000)

Total	$164,917	$233,361	$610,582	$569,759	$740,700	$418,218	$359,274

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$182,767	$158,674	$335,868	$310,876	$332,422	$313,654	$318,969
Preferred Stock Dividend Requirement	-	-	-	-	3,602	6,000	6,000

Total	182,767	158,674	335,868	310,876	336,024	319,654	$324,969

RATIO OF EARNINGS TO FIXED CHARGES	-	1.47	1.82	1.83	2.20	1.31	1.11

DEFICIENCY	$17,850	$-	$-	$-	$-	$-	$-

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized), the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirement of SPPC.  “Earnings” represents pre-tax income (or Loss) from continuing operations before, solely with respect to the years ended December 31, 2006, 2005 and 2004, pre-tax preferred stock dividend requirement of SPPC plus fixed charges (excluding capitalized interest and the pre-tax preferred stock dividend requirement of SPPC for the years ended December 31, 2006, 2005 and 2004).